THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1          Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three and nine months ended September 30, 2009 and the audited financial statements for the fiscal period ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of November 10, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2          Overview

Taseko is a mining and mine development company with one operating mine, two advanced stage projects and one exploration project, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

For 2009, Taseko has focused on production and operating cost improvements, completing the remaining capital upgrades at the Gibraltar mine as well as attaining Environmental Assessment approvals for its Prosperity project.

Taseko had an operating profit of $9.4 million and earnings before tax and other items of $4.7 million for the three months ended September 30, 2009, compared to an operating profit of $5.2 million and a loss before tax and other items of $1.8 million for the three months ended September 30, 2008. Other items include unrealized (non-cash) marked-to-market loss attributable to derivative instruments. The Company had an operating profit of $32.7 million and earnings before tax and other items of $24.0 million for the nine months ended September 30, 2009, compared to an operating profit of $49.3 million and earnings before tax and other items of $29.9 million over the nine months ended September 30, 2008.

During the third quarter, the Gibraltar mine produced 14 million pounds of copper and 112 thousand pounds of molybdenum. In the nine months of 2009, Gibraltar has produced 53 million pounds of copper and 516 thousand pounds of molybdenum. For the nine months of 2009, total cash costs1 averaged US$1.38 per pound.

Subsequent to the end of the quarter in November 2009, Taseko announced a 70% increase in proven and probable mineral reserves at its 100% owned Prosperity Project, from 487 million tonnes to 830 million tonnes based on a $5.50 Net Smelter Return cut-off. Under present mine design criteria, these reserves extend Prosperity's estimated mine life from 20 to 33 years. Further details are provided in section 1.2.2.

The Prosperity Project is currently undergoing both a provincial and federal Environmental Assessment review. The Government of British Columbia process, being conducted by the Provincial Environmental Assessment Office, is in its final phase, and a decision by the Ministers of Environment and Energy, Mines and Petroleum Resources is expected on or before January 20, 2010. The Government of Canada process is conducted by a three-person Panel. The earliest the Panel hearings could commence is mid-January, with the defined Terms of Reference committing the Panel to make best efforts to conclude the public hearings within a 30-day period, after which the federal Ministers would make a final decision.

During the quarter ended September 30, 2009, the Company repurchased the remaining US$22.5 million of Convertible Bonds, completing repurchase of the entire US$30 million in Convertible Bonds that it had outstanding. The Company also completed two debt financings, totaling $28.0 million, including a US$20.0 million increase in its credit facility with Credit Suisse, adding Investec Bank PLC to its lender group, and completing a $6.5 million royalty financing which pays a 6% royalty.

1. Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investor and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1   Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Three-Month Sales

  Copper in concentrate sales were 11.8 million pounds in the three months ended September 30, 2009 compared to 16.6 million pounds sold during the three months ended September 30, 2008.

  There were 0.9 pounds of copper in cathode sold in the three months ended September 30, 2009 compared to 0.9 million pounds sold in the three months ended September 30, 2008.

  The average price realized for sales of copper during the period was US$2.65 per pound, compared to US$2.99 per pound realized in the three months ended September 30, 2008.

  Molybdenum in concentrate sales were 149,000 pounds in the three months ended September 30, 2009 compared to 77,000 pounds sold in the three months ended September 30, 2008.

  The average price realized for sales of molybdenum for the three months ended September 30, 2009 was US$12.37 per pound, compared to US$34.05 per pound realized in the three months ended September 30, 2008.

Nine-Month Sales

  Copper in concentrate sales were 49.8 million pounds in the nine months ended September 30, 2009 compared to 43.8 million pounds sold during the nine months ended September 30, 2008.

  Copper cathode in the nine months ended September 30, 2009 was 1.6 million pounds, compared to 3.0 million pounds in the nine months ended September 30, 2008.

  Molybdenum in concentrate sales volume increased to 595,000 pounds in the nine months ended September 30, 2009 from 415,000 pounds sold in the nine months ended September 30, 2008.

Inventory

  Copper concentrate inventory at September 30, 2009 was 4.1 million pounds. Copper in concentrate in inventory at September 30, 2008 was 3.8 million pounds.

  Copper cathode inventory at September 30, 2009 was 0.44 million pounds. Copper cathode in inventory at September 30, 2008 was 0.38 million pounds.

  Molybdenum in concentrate inventory at September 30, 2009 was nil pounds. Molybdenum in concentrate inventory at September 30, 2008 was 48,500 pounds.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Three and Nine Month Production

The following table is a summary of operating statistics:

	3 months ended September 30, 2009	9 months ended September 30, 2009
Total tons mined (millions)	8.7	23.5
Tons of ore milled (millions)	3.3	9.8
Stripping ratio	2.8	1.6
Copper grade (%)	0.26	0.32
Molybdenum grade (%Mo)	0.011	0.011
Copper recovery (%)	79.1	81.7
Molybdenum recovery (%)	15.5	25.5
Copper production (millions lb)	14.0	53.0
Molybdenum production (thousands lb)	112	516
Copper production costs, net of by-product credits, per lb of copper[1]	US$1.56	US$1.08
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.30	US$0.30
Total cash costs of production per lb of copper	US$1.86	US$1.38

Notes to table:

1	By-product credit is based on pounds of molybdenum and ounces of silver sold.

Total cash costs for the quarter ended September 30, 2009 increased by approximately US$0.45/lb as a result of reduced production caused by a geotechnical event at the edge of the Granite Pit. Surface soil instability at the edge of the pit forced mining operations to deviate from the mine plan for most of the quarter. Ore release could only be achieved from mining faces that were significantly below the Granite Pit average grade. Metal production was effectively reduced by four million pounds as a result of lower head grade and metal recoveries associated with lower head grades. The geotechnical issue was resolved in October.

As well, costs increased quarter over quarter as the Canadian dollar strengthened against the U.S. dollar and the strip ratio returned to mine site average based on increasing margins due to higher copper and molybdenum prices.

Fixed Infrastructure Upgrades and Installations

Improvements to the concentrator and ore handling facilities at Gibraltar continued through the third quarter. Installation of a higher capacity cleaner flotation circuit and a modern regrind tower mill unit were completed in August. These two new sections in the concentrator will improve metal recovery when their full operating capabilities are integrated into the concentrator. Both circuits are designed to handle additional volume as mill throughput increases.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Construction is approximately 80% complete on the new in-pit 60-inch by 89-inch crusher and conveyor system which, when completed in the first quarter of 2010, will reduce operating costs and improve mine productivity by replacing the much smaller original Gibraltar crusher and supplanting approximately three Diesel powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the current single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press are planned to be completed in the second quarter of 2010. Changing out this equipment reduces operating cost, provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Detailed engineering has been initiated on a SAG mill direct feed system which is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. Completion of construction of the direct feed system is expected in the fourth quarter of 2010.

It is worth noting that utilizing an overland conveyor in favor of haulage trucks and replacing the natural gas fired concentrate dryer will both result in significant reductions to the amount of carbon dioxide that is emitted during the production process at Gibraltar.

Labour and Safety

The number of active personnel at the site at the end of September 2009 was 365, compared to 347 personnel at the end of June 2009.

There were no lost time accidents during the quarter and five in the first nine months of fiscal 2009. There were no environmental incidents during the quarter or in the year to date.

1.2.2   Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

Mineral Reserves

Subsequent to quarter end, the Company announced the results of a review of the mineral reserves for the Prosperity Project. The reserves (tabulated below) are based on a $5.50 net smelter return (“NSR”) cut-off using gold and copper prices of $650/oz and $1.65/lb, respectively.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Prosperity Project November 2009 Mineral Reserves at C$5.50 NSR/t Cut-Off
Category	Size	Grade		Recoverable Metal		Contained Metal
	M Tonnes	Au (g/t)	Cu (%)	Au (M oz)	Cu (B lbs)	Au (M oz)	Cu (B lbs)
Proven	481	0.46	0.26	5.0	2.4	7.1	2.8
Probable	350	0.35	0.18	2.7	1.2	3.9	1.4
Total	831	0.41	0.23	7.7	3.6	11.0	4.2

Note: Recoveries for Cu and Au are 87% and 69% respectively

The reserves are contained within 1,011 million tonnes of measured and indicated resources. The remaining measured and indicated resources are 180 million tonnes grading 0.37 g/t gold and 0.32% copper containing 2.1 million ounces of gold and 1.3 billion lb of copper (no recoveries applied).

	Prosperity Project November 2009 Remaining Mineral Resources at C$5.50 NSR/t Cut-Off
Category	Size	Grade
	M tonnes	Au (g/t)	Cu (%)
Measured	60	0.45	0.38
Indicated	120	0.32	0.28
Total	180	0.37	0.32

The mineral resource and reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. A technical report will be filed on www.sedar.com.

Cautionary regarding differences in US and Canadian Criteria for Reserves

The mineralized material at the Prosperity project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve. Readers are cautioned that no part of the Prosperity project’s mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve.

Permitting

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report on March 13, 2009 and is moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”) led review of this Project. The Canadian Environmental Assessment Agency (“CEAA”) and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes in a coordinated manner.

On or before December 7, 2009, the EAO will refer the application to the Minister of Environment and Minister of Energy, Mines and Petroleum Resources for a decision. The Ministers will then have 45 days to render their final decision on the project. Barring any unforeseen process delays, we expect a decision by the Government of British Columbia before January 21, 2010. A provincial Environmental

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Assessment Certificate will be an important milestone as it is the provincial government which is responsible for mine development in British Columbia.

The federal process, conducted by a three-person Panel operating under defined Terms of Reference are required to complete their work in a timely and efficient manner. The hearings are expected to commence is mid-January and the Terms of Reference commits the Panel to make best efforts to conclude those public hearings within a 30-day period. Following conclusion of the hearings, the Panel will submit their findings to the Federal Minister of Environment for a decision.

1.2.3   Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

Taseko will be initiating a pre-feasibility level study in 2010 of Harmony to further evaluate the project. The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan.

1.2.4   Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. The Company is considering additional exploration work in 2010 to advance this project.

Niobium is a metal used in making high-strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Plans to move forward with the Aley Project are currently on hold.

1.2.5   Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008; in mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. There was an unprecedented 70% drop in prices over the six months from July to December 2008 as a result of uncertainty in global financial markets. The average copper price in 2008 was US$3.15/lb.

Prices stabilized in January 2009 and then began to increase. Copper has been trading at or above US$2.00/lb since mid April. The average copper price in 2009 to the date of this report is US$2.22/lb.

Gold prices were volatile in late 2008, dropping below US$800/oz for a two-week period in September, and again from mid October through November. The average gold price for 2008 was US$871/oz. The price of gold in 2009 to the date of this report has averaged approximately US$947/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008,

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

but averaged US$28.98/lb based on strength earlier in the year. Molybdenum prices continued to drop in 2009 to about US$8.00/lb in early May, but have been increasing since that time. The average price in 2009 to the date of this report is US$11.29/lb.

1.3          Selected Annual Information

Not applicable. Please refer to the MD&A for the fiscal period ended December 31, 2008.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4          Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2009	2009	2009	2008	2008	2008	2008	2007
Current assets	90,209	75,950	58,357	41,283	80,250	114,611	124,105	117,251
Mineral properties	32,617	32,617	32,619	32,610	32,095	29,916	19,142	18,941
Plant and equipment	303,434	301,891	295,094	292,390	266,872	222,729	202,679	182,342
Other assets	107,686	107,707	112,321	111,962	132,977	113,159	112,926	106,873
Total assets	533,946	518,165	498,391	478,245	512,194	480,415	458,852	425,407

Current liabilities	58,949	61,503	91,195	112,053	65,663	41,484	29,976	22,439
Other liabilities	183,856	165,341	166,596	131,285	176,456	173,755	182,419	173,042
Shareholders' equity	291,141	291,321	240,600	234,907	270,075	265,176	246,457	229,926
Total liabilities and shareholders' equity	533,946	518,165	498,391	478,425	512,194	480,415	458,852	425,407

Revenue	40,132	52,632	40,172	10,576	57,615	53,206	65,357	44,924
Mine site operating costs	24,528	26,203	25,454	42,021	40,924	29,633	28,854	19,810
Transportation and treatment	4,554	7,609	6,202	7,054	9,500	6,042	7,194	5,229
Amortization	1,677	2,142	1,910	1,979	2,029	1,563	1,091	701
Operating profit (loss)	9,373	16,678	6,606	(40,478)	5,162	15,968	28,218	19,184
Expenses:

Accretion of reclamation obligation	245	239	234	183	326	322	313	307
Asset retirement obligation change of estimates	–	–	–	(4,504)	–	–	–	(2,413)
Exploration	805	549	534	1,088	3,363	3,047	2,243	2,123
Foreign exchange loss (gain)	(3,108)	(7,941)	2,930	3,249	1,142	600	(1,000)	40
Gain on convertible bond repurchase	(948)	(682)	–	–	–	–	–	–
General and administration	1,752	2,104	2,329	2,220	2,143	2,245	2,472	1,955
Interest expense and accretion charges	2,041	2,765	2,784	3,839	1,603	1,857	2,032	1,891
Interest and other income	(1,529)	(1,987)	(2,184)	(1,362)	(1,668)	(1,897)	(2,239)	(2,535)
Loss (gain) on sale of marketable securities	816	–	–	–	120	(586)	(568)	–
Loss on equipment disposal	–	–	–	701	–	161	–	–
Realized loss on derivative instrument	3,568	–	–	–	–	–	809	77
Stock-based compensation	1,073	1,581	657	1,054	(85)	1,103	1,598	2,772
	4,715	(3,372)	7,284	6,468	6,944	6,852	5,660	4,217
Earnings (loss) before other items	4,658	20,050	(678)	(46,946)	(1,782)	9,116	22,558	14,967
Other Items:
Unrealized loss on derivative instruments	8,829	2,709	–	–	–	–	–	–
Earnings (loss) before income taxes	(4,171)	17,341	(678)	(46,946)	(1,782)	9,116	22,558	14,967
Income tax expense (recovery)	(1,822)	5,936	(4,186)	(7,303)	(8,653)	5,317	6,357	(1,315)
Earnings (loss) for the period	(2,349)	11,405	3,508	(39,643)	6,871	3,799	16,201	16,282
Earnings (loss) per share – basic	(0.01)	0.07	0.02	(0.29)	0.05	0.03	0.11	0.12
Earnings (loss) per share –diluted	(0.01)	0.06	0.02	(0.26)	0.05	0.02	0.10	0.11

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5          Results of Operations

Three months ended September 30, 2009

The Company's pre-tax loss for the quarter ended September 30, 2009 was $4.2 million compared to pre-tax loss of $1.8 million for the three months ended September 30, 2008 (“2008”). Net loss after tax for the quarter was $2.3 million compared to net earnings after tax of $6.9 million for the same period a year ago as a result of a decrease in production and sales volume. The loss after tax was also due to the geotechnical problem encountered during the period (See Section 1.21 – Gibraltar Mine) In addition, realized and unrealized losses on derivative instruments related to a copper hedging program, were also recognized during the period. No such losses were recognized in 2008 as the Company did not participate in a copper hedging program during the comparative period.

The Company reported revenues of $40.1 million for the current quarter in 2009, compared to $57.6 million for the similar period in 2008. The decrease in revenue was the result of a decrease in copper and molybdenum prices and sales volumes. The average price per pound of copper sold was US$2.65 per pound for the current quarter compared to US$2.99 per pound in the same quarter of 2008. Copper concentrate sales for the quarter were 11.8 million pounds (2008 – 16.6 million pounds). Copper cathode sales during the current quarter were 0.9 million (2008 – 0.9 million pounds). Molybdenum concentrate sales were 0.1 million pounds (2008 – 0.1 million pounds). Revenues for the quarter consisted of copper concentrate sales of $34.7 million (2008 – $51.8 million), copper cathode of $2.4 million (2008 – $3.1 million), and molybdenum concentrate sales of $3.0 million (2008 – $2.7 million).

Cost of sales for the quarter in 2009 was $29.1 million, compared to $50.4 million for the same period in fiscal 2008. Costs of sales consists of total production costs of $27.7 million (2008 – $35.1 million) for metal produced and sold during the quarter and a negative concentrate inventory adjustment of $3.2 million (2008 – positive adjustment of $5.8 million). Treatment and transportation costs totaling $4.6 million (2008 – $9.5 million) were also included in cost of sales for the third quarter of 2009.

Amortization expense for the quarter in 2009 was $1.7 million compared to $2.0 million for the same period in fiscal 2008. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses were $0.8 million for the quarter in 2009, compared to $3.4 million for the same period in 2008. This decrease is due to a lower level of exploration activity at the Company's Prosperity project.

General and administrative costs were $1.8 million for the quarter in 2009 which is comparable to $2.1 million for the same period in fiscal 2008. A slight decrease is due to the Company’s cost cutting initiatives as well as lower staffing levels related to Prosperity and the Gibraltar mill expansion during the comparative period.

Stock-based compensation increased to $1.1 million for the quarter in 2009, compared to a recovery of $0.09 million in the same period in fiscal 2008, as a result of the amortization of stock based

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

compensation on options granted during prior periods. The recovery during the comparative period resulted from a decrease in fair value of previously granted unvested options to consultants.

Interest and other income was $1.5 million for the quarter in 2009 which is comparable to $1.7 million in the same quarter 2008. The slight decrease is mainly due to lower interest earned on reclamation trust deposit and bank interest income due to lower interest rates during the period.

Interest expense and accretion charges increased to $2.0 million for the quarter in 2009 from $1.6 million in the same quarter 2008 due to the interest expense related to the Credit Suisse Term Facility, capital lease obligations and equipment loan.

The Company recorded a foreign exchange gain for the quarter of $3.1 million, compared to a loss of $1.1 million in the same quarter 2008. As the Company reports in Canadian dollars, the gain is due to the weakening of the U.S. dollar and the revaluation of certain US dollar denominated liabilities at September 30, 2009.

The Company recorded a realized loss of $3.6 million (2008 – $Nil) and unrealized loss of $8.8 million (2008 – $Nil) on derivative instruments as a result of the decrease in fair value of the producer call and put option contract with Credit Suisse which commenced during the prior quarter.

The Company recorded a gain of $0.9 million (2008 – $Nil) on the repurchase/redemption of the remaining US$22.5 million of its convertible bonds during the quarter.

The Company had future income tax recoveries of $0.6 million in the current quarter compared to future income tax recoveries of $8.7 million in the same period of 2008. The change in the future income tax liability is due to a reversal of a temporary difference related to partnership income from one of the entities in the group offset by the recognition of a future income tax asset related to the Company’s copper hedging contract with Credit Suisse and the Gibraltar Royalty Limited Partnership entered into during the quarter, among other things.

The current tax recovery of $1.2 million (2008 – nil) is due to less current tax owing as the result of royalties paid in the quarter. The balance payable is comprised of the Company’s estimate of corporate tax of $1.1 million and certain tax reserves of $0.4m for the quarter ended September 30, 2009.

The Company also has a long term income tax liability of $32.1 million (2008 – $30.7 million) recorded on the Company’s balance sheet in accordance with Canadian generally accepted accounting principles.

Nine months ended September 30, 2009

The Company's pre-tax earnings for the nine months ended September 30, 2009 were $12.5 million, compared to $29.9 million for the nine months ended September 30, 2008. Despite the increases in sales volumes, the decrease in earnings is primarily due to a drop in copper and molybdenum prices.

In addition, the Company recognized realized and unrealized losses on derivative instruments related to Copper hedging program. No such losses were recognized in 2008 as the Company did not participate in a copper hedging program during the comparative period.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company reported revenues of $132.9 million for the first three quarters of 2009, compared to $176.2 million for the same nine months in the prior year.

Cost of sales for the first three quarters of fiscal 2009 was $94.5 million, compared to $122.2 million for the same period in fiscal 2008. Costs of sales consists of total production costs of $77.7 million (2008 – $99.9 million) for metal produced and sold during the period and a negative concentrate inventory adjustment of $1.6 million (2008 – negative adjustment of $0.5 million). Treatment and transportation costs totaling $18.4 million (2008 – $22.8 million) were also included in cost of sales for the first three quarters of 2009.

Amortization expense for the first three quarters of 2009 was $5.7 million compared to $4.7 million for the same period in fiscal 2008. The increase in amortization is the result of added capital equipment compared to the prior comparative period as well as the utilization of several new pieces of equipment related to the concentrator expansion. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses were $1.9 million, compared to $8.7 million for the same period in 2008. This decrease is due to a lower level of exploration activity at the Company's Prosperity project.

General and administrative costs were $6.2 million in the first three quarters of fiscal 2009 which is comparable to $6.9 million for the same period in fiscal 2008. The decrease is due to the Company’s cost cutting initiatives as well as lower staffing levels related to Prosperity and the Gibraltar mill expansion during the comparative period.

Stock-based compensation for the nine months ended September 30, 2009 was $3.3 million, compared to $2.7 million in the same period in fiscal 2008. The increase is a result of additional stock-based compensation recognized on options granted during the nine months ended September 30, 2009.

Interest and other income during the first three quarters of fiscal 2009 was $5.7 million which is comparable to $5.8 million in the same period in 2008.

Interest expense and accretion charges increased to $7.6 million for first three quarters in 2009 from $5.5 million in the same period in 2008 due to the interest expense related to increased debt levels including the Credit Suisse Term Facility, capital lease obligations and equipment loan.

The Company recorded a foreign exchange gain of $8.1 million for the nine months ended September 30, 2009, compared to a loss of $0.7 million in the same period in 2008. The gain is due to the weakening of the U.S. dollar and the revaluation of certain US-dollar denominated liabilities at September 30, 2009.

The Company recorded a realized loss of $3.6 million (2008 – $Nil) and unrealized loss of $11.5 million (2008 – $0.8) on derivative instruments as a result of the decrease in fair value of the producer call and put option contract with Credit Suisse which commenced during the prior quarter.

The Company recorded a gain of $1.6 million (2008 – $Nil) on the repurchase/redemption of all of its US$30.0 million convertible bonds during the period.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company had future income tax recoveries of $1.6 million for the nine months ended September 30, 2009 compared to a future income tax expense of $10.6 million in the same period of fiscal 2008. Future tax expense was significantly higher in 2008 due to the Company utilizing accelerated tax depreciation against taxable income. In fiscal 2009, the Company has built up significant tax attributes in certain entities which results in a recovery of future income tax offset by the utilization of tax pools in other entities in the corporate group.

1.6          Liquidity

At September 30, 2009, the Company had cash and equivalents of $41.6 million, as compared to $4.6 million at December 31, 2008. In addition, the Company had working capital of $31.3 million, as compared to working capital deficiency of $70.7 million at December 31, 2008. The increase in working capital was primarily a result of additional funding raised from financing activities discussed in Section 1.7 Capital Resources as well as increase in both copper and molybdenum prices and sales volume since December 2008.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, the new 24-month mine plan and implemented cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management is actively monitoring all commitments and planned expenditures necessary to maintain operational objectives for the upcoming fiscal year.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts with a major Canadian financial institution and are available on demand for the Company's programs.

The following are the principal maturities of contractual obligations (in thousands of Canadian dollars):

	Carrying				Over 3
As at September 30, 2009	amount	2009	2010	2011	years
Accounts payable and accrued liabilities	$16,638	$16,638	$–	$–	$–
Amounts due to a related party	901	901	–	–	–
Long-term credit facility	52,249	–	22,306	26,768	3,175
Capital lease obligations	14,849	1,082	3,529	3,750	6,488
Long-term equipment loan	5,016	275	1,163	1,267	2,311
Total liabilities	$89,653	$18,896	$26,998	$31,785	$11,974

During the period, the Company completed repurchase/redemption of the US$30 million in convertible bonds that it had outstanding. In second quarter of 2009, the Company repurchased US$7.5 million of the convertible bonds from one of its bondholders for the purpose of cancellation. During this third quarter, the Company repurchased another US$12.5 million of the convertible bonds for the purpose of cancellation. In addition, the remaining bondholders exercised the “put” right on the final US$10 million.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company currently has a US$50 million 36-month term credit facility with Credit Suisse. In addition, the Company also increased its long-term equipment loan from $3.2 million to $5.0 million. The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $14 million.

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the unaudited interim consolidated financial statements of the Company for the period ended September 30, 2009, the Company has no other material capital commitments for capital expenditures, long term debt, capital lease obligations, operating leases or any other long term obligations.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow us to meet these obligations as they become due.

1.7          Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Debt Financings

(i) Credit Suisse Term Facility

In February 2009, the Company entered into and drew upon a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. During the three months ended September 30, 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew these additional funds. Under the amended facility agreement, the US$50 million Facility is repayable commencing April 2010 and every second month thereafter in equal installments of US$4.2 until February 2012. The Facility bears interest at LIBOR plus 5 percent which is due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreements includes certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement in addition to a corporate guarantee.

The Facility requires a maximum total debt to total equity ratio of 55%, a minimum tangible net worth of $150 million and production cost thresholds. As at September 30, 2009, the Company is in compliance with its financial covenants. The Company has the option at any time after 18 months from February, 2009 to prepay the Facility.

The Company incurred financing fees of $1.7 million to obtain the Facility. This amount is being amortized to interest expense using the effective interest rate method.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(ii) Long-Term Equipment Loan

During the period, the Company entered into a 36-month term equipment loan agreement to finance the purchase of equipment for the Gibraltar Mine. The principal amount of the loan is $5 million (increased by an additional $1.8 million during the current quarter from $3.2 million in the previous quarter). The loan is secured by the underlying equipment at the Gibraltar Mine.

The equipment loan is repayable commencing one month after inception in 35 equal monthly installments in the amount of $0.1 million until August 2012. The last installment is payable in August 2012 in the amount of $1.5 million. The equipment loan bears a fixed interest rate at 8.63% per annum.

Equity Financings

On April 15, 2009, the Company completed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full, resulting in aggregate gross proceeds to the Company of $23 million.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5.3 million. A finder's fee of 6% of the proceeds of the private placement financing was paid.

The net proceeds from the Offering were used for discharge of accounts payable and general working capital.

During the period, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7.7 million and 608,000 options were exercised for the total proceeds of $0.6 million.

Other Financings

During the quarter, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP"). Gibraltar sold to GRLP a royalty for $6.5 million. Annual royalties will be payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2012 (the “Royalty Period”). These royalty payments are recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a financial liability to be settled in a future period. The Company has a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2010 in consideration of a payment which is equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also has a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right is subject to

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

1.8          Off-Balance Sheet Arrangements

None.

1.9          Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis per agreement dated June 1, 2008.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the three months ended September 30, 2009 were $0.6 million, as compared to $2.0 million in the same quarter of 2008. Costs for nine-month period ended September 30, 2009 were $2.1 million, as compared to $6.0 million in the same period of 2008. The decrease over prior year is due to lower staffing levels required from HDSI as Taseko Mines Limited has added additional full time employees to its staff.

1.10        Fourth Quarter

Not applicable.

1.11        Proposed Transactions

None.

1.12        Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements of the Company for the fiscal period ended December 31, 2008 and note 3 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,

  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,

  the carrying values of property, plant and equipment,

  rates of amortization of property, plant and equipment

  the carrying values of the reclamation liability,

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  income taxes,

  the valuation allowances for future income taxes,

  the carrying values of the receivables from sales of concentrate,

  the carrying values of deferred revenue,

  the assumptions used in determining the reclamation obligation,

  the carrying value of the liability under derivative instruments, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

1.13        Change in Accounting Policies including Initial Adoption

During the nine-months period ended September 30, 2009, the Company adopted the accounting policy below pertaining to its derivative instruments:

Derivative Instruments

Derivative instruments are recorded at fair value. Changes in the fair values of derivative instruments are recognized in net income for the period. The Company may enter into derivative instruments to manage exposure to fluctuations in metal prices, primarily copper. These derivative instruments are a part the Company’s risk management strategy, and, they do not meet the hedging requirements of CICA Section 3865 – “Hedges”, therefore the changes in fair value are recorded in earnings.

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)        Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b)        EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(c)        EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

New Accounting Standards Not Yet Adopted

i) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current Sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

ii) Transition to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011.

Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011. As the comparative period ending December 31, 2010 will also require presentation in accordance with IFRS, the Company’s transition date for converting to IFRS is January 1, 2010 (the “transition date”). The following discussion provides further information about the Company’s IFRS convergence activities.

Management of IFRS Convergence Project

The Company has begun the process of transitioning from GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

•	Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

•

Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

•

Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

A detailed timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS 1 generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

The Company expects to elect to take the following IFRS 1 optional exemptions:

•	to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2008, the "Transition Date";

•	to apply the requirements of IFRS 2, Share-based payments, to equity instruments granted which had not vested as of the Transition Date;

•	to apply the borrowing cost exemption and apply IAS 23 –Borrowing Costs prospectively from the Transition Date; and

•	to elect not to comply with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes in such liabilities that occurred before the Transition Date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

•	Presentation of Financial Statements
•	Plant, Property and Equipment
•	Income Taxes
•	Impairment of Assets
•	Asset Retirement Obligations

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company is still evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues and consider the impacts the transition will have on its internal planning process and compensation arrangements.

1.14        Financial Instruments and Other Instruments

Please refer to note 6 of the Company’s audited consolidated financial statements for the fifteen months ended December 31, 2008 and note 4 of the unaudited interim financial statements for the three and nine months ended September 30, 2009.

1.15        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1    Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at November 10, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				182,393,165

Share purchase option	14-Feb-10	$3.07	46,000
	03-Jul-10	$4.03	60,000
	28-Sep-10	$1.15	348,334
	28-Sep-10	$1.15	780,000
	28-Sep-10	$2.07	70,000
	24-Feb-11	$4.50	93,000
	28-Mar-11	$2.18	442,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	1,695,300
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	07-Jul-12	$1.90	21,000
	30-Jul-12	$2.17	57,000
	10-Dec-13	$1.00	3,052,000
	12-Jan-14	$1.15	2,175,000
	21-Apr-14	$1.71	1,580,500
				10,775,134

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3    Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the period ended September 30, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.